

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2014

<u>Via E-mail</u>
George Holm
Chief Executive Officer
Performance Food Group, Inc.
12055 West Creek Parkway
Richmond, Virginia 23238

> **Re: Performance Food Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2014**
> **File No. 333-198654**

Dear Mr. Holm:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

3. We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to Technomic on pages 4 and 67; you also refer to a U.S. Department of Commerce report on pages 5 and 67. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this fact. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. In addition, we note certain comparative statements, such as your statements that you are "the third-largest player in the growing $231 billion U.S. foodservice distribution industry" and that you have an industry share of 5.8%: please provide support for such comparative statements. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

Market and Industry Data, page ii

4. We note your statements that you "do not guarantee the accuracy or completeness" of market data and industry statistics and forecasts included in your prospectus and "have not independently verified this information," as well as your statement that internal surveys "have not been verified by any independent sources." Please delete or revise such statements as necessary, so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Summary page 1

5. Please include in the list of risk factors on page 9 the fact that you will be a controlled company, the fact that your sponsors will continue to control your board and corporate decisions after the offering, and your substantial amount of indebtedness. In addition, please disclose in the discussion of your sponsors on page 10 the percentage voting power and share ownership your sponsors will hold after the offering.

6. We note your disclosure of Adjusted EBITDA and EBITDA starting on page 1 and throughout the summary prospectus. Please tell us how you have complied with the requirement in Item 10(e)(1)(i)(a) of Regulation S-K to include a presentation, with equal or greater prominence, of the most directly comparable financial measures calculated in accordance with Generally Accepted Accounting Principles. In this regard, we note that net income is not disclosed until page 13 where Summary Historical Consolidated Financial Data is presented.

Use of Proceeds, page 36

7. We note your disclosure that you plan to use a portion of the net proceeds to discharge a portion of your outstanding indebtedness. Please provide the interest rate and maturity of the debt to be discharged, and to the extent that the debt was incurred within the past year, describe the use of proceeds of the indebtedness. Please refer to Instruction 4 to Item 504 of Regulation S-K. In addition, we note that an affiliate of Blackstone holds a portion of the outstanding term loan facility; to the extent Blackstone or its affiliate will receive a portion of the proceeds of the offering that are used to discharge indebtedness, please disclose that fact here and in the Certain Relationships and Related Party Transactions and Summary sections of the document.

Selected Historical Consolidated Financial Data, page 42

Note (4), page 43

8. Please provide a reconciliation of EBITDA and Adjusted EBITDA to net income for the fiscal years ended July 2, 2011 and July 3, 2010.

Management's Discussion and Analysis of Financial Condition…, page 44

9. We note several material changes in certain performance measures. Please tell us what consideration you gave to including a discussion about what level of performance the company's management expects in the future. For example, we note your disclosure on page 52 that EBITDA for the Performance Foodservice segment increased 19.3%, partially due to increased profits resulting from a prior year's acquisition. Please discuss whether management anticipates EBITDA to continue at this elevated level or whether it expects it to revert back to historical levels. Please refer to Item 303(a)(3) of Regulation S-K.

10. Please expand your discussion regarding the underlying reasons for material changes in your results from operations in order to better explain the variability of such results. Please refer to Section IV of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 58

Operating Activities, page 59

11. We note your discussion of cash flows from operating activities is based on a non-GAAP measure you call "net earnings excluding depreciation and amortization." Please revise to discuss cash flows from operating activities based on GAAP operating cash flows. To the extent you continue to also discuss "net earnings excluding depreciation and amortization," please identify this measure as a non-GAAP measure and provide all the

disclosures required by Item 10(e) of Regulation S-K, including a reconciliation to GAAP operating cash flows.

Industry, page 67

12. In this section, and in any other appropriate places in the filing, please discuss any anticipated material effects the proposed merger between Sysco and US Foods will have on your industry and results of operations. Please discuss how management plans on addressing any such effects.

Business, page 68

13. Here, and throughout your prospectus, please clarify by which metric your company is the "third largest player" in the foodservice distribution industry. In this regard, we note references to the number of products you market and distribute, your number of employees, net sales, Adjusted EBITDA, and industry share in this section. Please make similar clarifications throughout your filing where you assert your competitive positioning.

14. We note your disclosure that in 2013 you had an estimated industry share of 5.8%, that "there are two larger broadline distributors…with national footprints," and that you "are the third largest broadline distributor in the United States after Sysco and US Foods." Here, and throughout your prospectus, please provide context for these statements by providing the market share of the competitors with whom you compete.

Executive Compensation, page 90

15. Please revise to explain the performance factors that led to the increase in Mr. Holm's salary from $875,000 to $1 million.

Principal and Selling Stockholders, page 117

16. Please disclose the natural persons who hold sole or shared investment and voting control over the shares held by Wellspring.

Exclusive Forum, page 130

17. Please add a risk factor addressing the risks to stockholders that could result from the adoption of an exclusive forum provision in your certificate of incorporation, or tell us, if true, why you believe this provision does not create any materials risks for stockholders. For example, please tell us what consideration was given to addressing the effects such a provision may have on a stockholder's ability to file suit against the company. In this regard, we note your disclosure that "the enforceability of similar forum provisions in

other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable."

Index to Consolidated Financial Statements, page F-1

General

18. Please tell us what consideration was given to the applicability of the disclosure requirements in Rule 4-08(e)(3) of Regulation S-X to this offering. Additionally, please tell us what consideration was given to whether Schedule I is required pursuant to Rule 5-04 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-7

19. Please tell us the nature of the line item captioned "cash paid for acquisitions" and the basis for classification as cash flows from financing activities.

Notes to Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

20. Please revise your disclosure to explain the terms of your various sales arrangements and to provide more information regarding your revenue recognition policies. For example, please disclose: a) the extent to which your sales arrangements provide for product to be drop shipped from your suppliers to your customers; b) whether sales arrangements provide for the return of products, and if so, your accounting policies for sales returns; c) whether revenues are recognized upon shipment or upon receipt by the customer; and d) the nature of any services rendered under your sales arrangements and your revenue recognition policies for these services. Please tell us the basis in GAAP for your accounting in each case.

21. With a view toward providing additional disclosure, please provide us a detailed analysis under ASC 605-45-45 of the basis for your conclusion that you are the primary obligor in your customer relationships, and thus, should recognize revenue on a gross basis. Please be sure to address the indicators of gross reporting as well as the indicators of net reporting and how the indicators were weighed in concluding that gross reporting is appropriate for your sales arrangements.

Note 7. Debt, page F-19

Senior Notes, page F-21

22. Please tell us the facts and circumstances and provide the analysis under ASC 470-50 which supports treating a portion of the May 14, 2013 redemption of Senior Notes, using proceeds from the Term Facility, as a modification of indebtedness as opposed to an extinguishment of debt.

Note 10. Insurance Program Liabilities, page F-28

23. Please tell us what consideration was given to disclosing the uncertainties that surround the estimated liability for insurance claims, including whether there is at least a reasonable possibility that a material change in the estimated liability will occur in the near term. Tell us your consideration of also disclosing the factors that might impact the estimated liability. Please refer to ASC 275-10-50.

Note 18. Stock Compensation, page F-35

24. With reference to the specific guidance that you believe applies, please tell us the basis in GAAP for using a requisite service period that is greater than the contractual term of the options. Also tell us more about how you concluded the expected term of the options is the contractual term.

Undertakings, page II-3

25. Please revise to provide the undertakings required by Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director